UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. _____________)*

Prime Motor Inns Limited Partnership
(Name of Issuer)

Units of limited partnership interest
(Title of Class of Securities)

741563209
(CUSIP Number)

Dilworth Paxson LLP
3200 Mellon Bank Center
1735 Market Street
Philadelphia, PA 19103
(215) 575-7000
Attn:  Lawrence G. McMichael, Esq. and Merritt A. Cole, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 1997 (as to certain Reporting Persons)
February 17, 1998 (as to the Field Family Trust holdings)
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.741563209                              Page 2 of 15 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Martin W. Field

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [x]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

     N/A

6    CITIZENSHIP

     United States

Number of        7     SOLE VOTING POWER          50,000
Units
Beneficially     8     SHARED VOTING POWER       151,500
Owned by
Each             9     SOLE DISPOSITIVE POWER     50,000
Reporting
Person          10     SHARED DISPOSITIVE POWER  151,500
With

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        201,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                     [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.0%

14   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.741563209                              Page 3 of 15 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kathleen P. Field

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [x]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

     N/A

6    CITIZENSHIP

     United States

Number of        7    SOLE VOTING POWER             -0-
Units
Beneficially     8    SHARED VOTING POWER       151,500
Owned by
Each             9    SOLE DISPOSITIVE POWER        -0-
Reporting
Person          10    SHARED DISPOSITIVE POWER  151,500
With

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          151,500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.8%

14   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.741563209                             Page 4 of 15 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jerome S. Sanzo

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [x]
                                                         (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

     N/A

6    CITIZENSHIP

     United States

Number of        7     SOLE VOTING POWER         5,000
Units
Beneficially     8     SHARED VOTING POWER       2,000
Owned by
Each             9     SOLE DISPOSITIVE POWER    5,000
Reporting
Person          10     SHARED DISPOSITIVE POWER  2,000
With

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                    [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%

14   TYPE OF REPORTING PERSON*

     IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No.741563209                              Page 5 of 15 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Robert M. Broder, Trustee, The Field Family Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                         (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF  OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

     N/A

6    CITIZENSHIP

     United States

Number of        7     SOLE VOTING POWER         240,000
Units
Beneficially     8     SHARED VOTING POWER           -0-
Owned by
Each             9     SOLE DISPOSITIVE POWER    240,000
Reporting
Person          10     SHARED DISPOSITIVE POWER      -0-
With

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          240,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                     [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.0%

14   TYPE OF REPORTING PERSON*

     IN  OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer
------    -------------------

     This Statement on Schedule 13D (this "Statement") relates to the beneficial ownership of units of limited partnership interest (the "Units") of Prime Motor Inns Limited Partnership, a limited partnership organized under the laws of the State of Delaware (the "Issuer" or the "Partnership"), respectively of: (i) Martin W. Field and Kathleen P. Field, JT/WROS, and Jerome S. Sanzo, as a "group" (within the meaning of Rule 13d-5(b)(1)) (the "Field Group"); and (ii) Robert M. Broder, Trustee of The Field Family Trust.

     Certain information regarding the beneficial ownership of Units by the persons filing this statement and one other individual was reported in a Statement on Schedule 13D dated October 17, 1997.

     The address of the principal executive offices of the Issuer is: c/o WHI, 4243 Hunt Road, Cincinnati, Ohio 45242.

Item 2.   Identity and Background.
------    -----------------------

Set forth below is certain information concerning each of the persons filing this statement (the "Reporting Persons").

     (a)    Name:  Martin W. Field

     (b)    Business Address:      c/o Valley Forge Hilton, 251 West
            DeKalb Pike, King of Prussia, PA  19406

     (c) Principal Occupation: Real estate developer and manager. Valley Forge Hilton (Hotel), 251 West DeKalb Pike, King of Prussia, PA 19406.

     (d),   (e)  [See below.]

     (f)    Martin W. Field is a citizen of the United States of America.

--------------------------------

     (a)    Name:  Kathleen P. Field

     (b)    Address:      c/o Valley Forge Hilton, 251 West DeKalb Pike, King of
            Prussia, PA 19406.

     (c)    Principal Occupation:  None

     (d),   (e)  [See below.]

     (f)    Kathleen P. Field is a citizen of the United States of America.

-------------------------------

     (a)    Name:  Jerome S. Sanzo

     (b)    Business Address:   1127 High Ridge Road, Suite 128, Stamford, CT
            06905.

     (c)  Principal Occupation: Business Consultant, Bennelong
          Holdings LLC, 1127 High Ridge Road, Suite 128, Stamford, CT  06905.

     (d), (e) [See below.]

     (f)  Jerome S. Sanzo is a citizen of the United States of  America.

----------------------------

     (a)  Name:  Robert M. Broder, Trustee, The Field Family Trust

     (b)  Business Address:      c/o Blank Rome Comisky & McCauley LLP, One
          Logan Square, Philadelphia, PA  19103-6998.

     (c)  Principal Occupation:  Attorney

     (d), (e)  [See below.]

     (f) Robert M. Broder is a citizen of the United States. The Field Family Trust (the "Trust") is organized under the laws of the State of Pennsylvania and may be deemed to be a citizen of the United States. The Trust is a family trust maintained for the benefit of Mr. Field's children, each of whom is an adult. Mr. Broder is the sole trustee of the Trust.


-----------------------------
(d), (e) During the last five years, none of the Reporting Persons (and neither of the limited partnerships identified in Item 3, below) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons (and neither of the limited partnerships identified in Item 3, below) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------

     Set forth in the table below is certain information regarding the total purchase price paid by the Reporting Persons (and certain entities controlled by various of the Reporting Persons) for the Units which they are reported herein to hold, exclusive of commissions. (As noted in Item 5 below, the Field Group and the Trust disclaim beneficial ownership of the Units held by the other.)


Purchaser              No. of Units  Total Purchase Price
---------              ------------  --------------------

Martin W. Field
and Kathleen P.
Field                       151,500              $328,312

Prussia Associates,
LP (a)                       26,000                57,157  (b)

CLBW Associates, LP (a)      24,000                96,687  (c)

Jerome S. Sanzo               7,000                11,263
                            -------              --------

          Total:            208,500              $493,419
                            -------              --------
--------------------

The Field
Family Trust                240,000              $435,471

------------
(a)  The purchaser is a limited partnership whose sole general partner is Martin
     W. Field.
(b) Does not reflect proceeds in the amount of $5,547 received from the sale of Units on January 28, 1998.
(c) Does not reflect proceeds in the amount of $47,703 received from the sale of Units on January 28, 1998.


     The funds used to effect the various joint purchases of Units by Martin Field and Kathleen Field were obtained from personal funds and from funds loaned to them through a margin account maintained at Gilford Securities Incorporated. On February 20, 1998, the margin balance was approximately $91,564.

     The funds used by Prussia Associates, LP and CLBW Associates, LP consisted of their respective working capital and funds loaned through margin accounts maintained at Gilford Securities Incorporated. On February 20, 1998, the margin balance for Prussia Associates was approximately $3,700 and the margin balance for CLBW Associates was approximately $25,980.

     The funds used by the Trust to effect its purchases of Units were obtained from the assets of the Trust and from funds loaned through a margin account maintained at Gilford Securities Incorporated. On February 20, 1998, the margin balance was

$233,443.05.

     The funds used to effect the purchases of Units by Jerome Sanzo were personal funds.

     Prussia Associates, LP is a limited partnership organized in the state of Pennsylvania for the purpose of owning one of the hotels controlled by Martin W. Field. Its sole general partner is Martin W. Field, who has sole voting and dispositive power over the Units held by such entity. Its address is d/b/a Valley Forge Hilton, 251 West DeKalb Pike, King of Prussia, PA 19406.

     CLBW Associates, LP is a limited partnership organized in the state of Pennsylvania for the purpose of owning one of the hotels controlled by Martin W. Field. Its sole general partner is Martin W. Field, who has sole voting and dispositive power over the Units held by such entity. Its address is d/b/a Holiday Inn Cityline, 4100 Presidential Boulevard, Philadelphia, PA 19131.


Item 4.   Purpose of Transaction.
------    ----------------------

     a.   Investment in Units
          -------------------

     The Reporting Persons have acquired Units because they believed that the Units were undervalued and, accordingly, constituted a good long-term investment, provided that the various financial and other problems facing the Issuer were to be promptly and aggressively addressed. The poor performance of the Issuer has resulted in, among other things: (i) the possibility that the Issuer may be unable to renew its "Holiday Inns" franchise agreements for a majority of the inns owned by the Issuer; (ii) the delisting of the Units by the New York Stock Exchange in June 1997; and (iii) the issuance of a "going concern" qualification by the Issuer's independent accountants, Coopers & Lybrand, LLP, in their report on the financial statements for the year ended December 31, 1996. (The troubled history of the Issuer, its poor financial condition and its operational problems are described by the Issuer in detail in the publicly available quarterly and annual reports which the Issuer has filed with the Securities and Exchange Commission.)

     b.   Attempt to Remove General Partner of Issuer
          -------------------------------------------

     Davenport Management Corporation, a Delaware corporation ("DMC") organized and wholly-owned by Jerome S. Sanzo, who also serves as President, filed with the Securities and Exchange Commission a definitive proxy statement relating to the Issuer on December 23, 1997 and Supplement No. 1 dated February 9, 1998 to such proxy statement (together, the "Proxy Statement"), which set forth certain proposals to be voted upon at a Special Meeting of Limited Partners (the "Special Meeting") of the Issuer. As specifically set forth in the Proxy Statement, DMC made the following proposals:

     1) to remove Prime-American Realty Corp. ("Prime-American") as the general partner of the Partnership;

     2) to elect DMC as the substitute general partner of the Partnership, with the substitution to take effect only if the present general partner is removed;

     3) to request that the present general partner prepare and submit for approval to the unitholders a proposal to convert the Partnership (and its subsidiary limited partnership, AMI Operating Partners, L.P. ("AMI"), which is the direct owner of the Partnership's inns) to a corporation; and

     4) to adjourn the Special Meeting in the event that there are not sufficient votes to remove the present general partner so that additional votes may be solicited in favor of such action.

     The Special Meeting was originally scheduled to be held on January 29, 1998. The Special Meeting was convened as scheduled and, for the reasons described in Supplement No. 1, was adjourned without formal action being taken on DMC's proposals. At the request of DMC, the Managing Director of the general partner of the Partnership agreed that the Special Meeting would be reconvened on February 24, 1998.

     Approval of Proposal 1 requires the affirmative vote of limited partners of the Partnership who collectively hold more than 80% of the Units. Approval of each of Proposals 2, 3 and 4 requires the affirmative vote of limited partners of the Partnership who collectively hold more than 50% of the Units. At the adjournment session held on February 24, 1998, Proposals 2, 3 and 4 were approved by the requisite majority of Units. Proposal 1 received the affirmative vote of more than 70% of the Units and, at the request of DMC, the meeting was adjourned and is to be reconvened at a date to be determined to hold another vote on Proposal 1.

     On December 5, 1997, the record date for determining Unit holders entitled to vote at the Special Meeting (the "Record Date"), the Reporting Persons owned a total of 282,100 Units, as more fully described below. The Units which the Reporting Persons respectively acquired after December 5, 1997, have not been voted by the Reporting Persons at the Special Meeting inasmuch as the right to vote such Units was not transferred to the Reporting Persons. (Voting rights generally are not transferred in purchases of securities effected in ordinary over-the-counter brokerage transactions.)

     On the Record Date, Jerome S. Sanzo owned beneficially a total of 7,000 Units, of which 5,000 Units were held by Mr. Sanzo individually and 2,000 Units were held by Mr. Sanzo jointly with his wife.

     On the Record Date, Martin W. Field individually (directly or indirectly through entities which he controls) and, jointly with his wife, owned beneficially a total of 157,500 Units. Mr. Field has advanced to DMC a majority of the cost of DMC's proxy solicitation. Accordingly, Mr. Field may be considered a participant in the aforementioned proxy solicitation.

     On the Record Date, the Trust beneficially held a total of 117,600 Units. As discussed in Item 5 below, Robert M. Broder, the sole trustee of the Trust, has sole power to vote, or to direct the vote, and to dispose, or to direct the disposition of, all Units held by the Trust.

     c.   Offer by Servico, Inc.
          ----------------------

     On September 30, 1997, Servico, Inc., an owner and operator of hotels ("Servico"), announced that it had made an offer (the "Servico Offer") to purchase the 99% partnership interest which the Partnership owns in AMI for $8,000,000 in cash. Servico also made an offer to purchase the remaining one percent of AMI which is not owned by the Partnership. In its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, the Partnership reported that, on November 7, 1997, it had signed a definitive agreement with Servico to sell to Servico the Partnership's 99% limited partnership interest in AMI. In a Current Report on Form 8-K filed with the Securities and Exchange Commission on or about November 21, 1997, the Partnership provided certain additional information regarding the proposed transaction with Servico and filed as an exhibit thereto a copy of the definitive Acquisition Agreement. The Partnership reported that the transaction with Servico is subject to the approval of holders of a majority of the "Depositary Units" and that a meeting of Unit holders will be scheduled to consider the transaction.

     Messrs. Sanzo and Field have informed Prime-American and Servico that each of them opposes the Servico Offer. Messrs. Sanzo and Field have had discussions with Servico and exchanged proposals with Servico with a view to resolving their competing positions. No agreement has yet been reached to resolve the competing positions of the parties.

     d.   Additional Plans or Proposals
          -----------------------------

     None of the Reporting Persons has any contract or agreement to acquire additional Units from any person. However, the Reporting Persons may purchase or otherwise acquire additional Units (or interests therein) from time to time if Units are available at prices they consider to be favorable. The Reporting Persons anticipate that any such additional purchases would be made in ordinary open market brokerage transactions or in privately negotiated purchases; none of the Reporting Persons presently have any plans or proposals to acquire additional shares by means of a tender offer, merger or other transaction involving holders of Units generally.

     The Reporting Persons also may sell or otherwise dispose at any time or from time to time all or a portion of the Units which they hold, in open market transactions, privately negotiated transactions, or otherwise.

     Each of the Reporting Persons anticipates that whether such person purchases or otherwise acquires additional Units or sells or otherwise disposes of Units and, if so, the number of Units to be purchased or sold by such person, will depend upon a continuing evaluation of a variety of factors, including, among other things, further actions taken or proposed to be taken by the Issuer, Servico or Prime-American, the market price of the Units, the Issuer's financial condition, business and prospects, economic and market conditions, availability of funds, personal plans, such person's financial requirements, evaluation of alternative investments and the need of funds for other purposes.

     Except as described above in this Statement, none of the Reporting Persons presently has any plans or proposals which would relate to or would result in any of the following:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or AMI;

     (c) a sale or transfer of a material amount of assets of the Issuer or AMI;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer
------    ------------------------------------

     (a) Set forth below is the number of Units respectively held as of March 5, 1998, by each of the Reporting Persons and the percentage of the Units outstanding (based on 4,000,000 Units outstanding on December 31, 1996, as reported in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996):

                                     Percentage of
Purchaser              No. of Units  Outstanding Units
---------              ------------  -----------------
Martin W. Field
and Kathleen P.
Field                       151,500            3.8%

Prussia Associates,
LP                           26,000            0.7%

CLBW Associates, LP          24,000            0.6%

Jerome S. Sanzo               7,000            0.2%
                            -------            ---

          Total:            208,500            5.2%

------------------

The Field
Family Trust                240,000            6.0%


     On February 20, 1998, a son-in-law of Martin W. Field beneficially held a total of 22,500 Units. Mr. Field disclaims beneficial ownership of such Units.

     (b) Martin and Kathleen Field, as joint owners of Units, jointly have the power to vote or to direct the vote and jointly have the power to dispose or to direct the disposition of the Units reported herein as beneficially owned by them.

     Jerome Sanzo has sole voting and dispositive power over the Units reported herein as held by him individually (5,000 Units) and joint voting and dispositive power with his wife with respect to the Units reported herein as held jointly by Mr. Sanzo and his wife (2,000 Units).

     In his capacity as sole trustee (the "Trustee") of the Trust, Mr. Broder has sole power to vote, or to direct the vote, and to dispose or to direct the disposition of, all of the Units reported herein as held by the Trust. After receipt of a recommendation from Mr. Field that the Trust acquire Units, the Trustee made an independent determination to cause the Trust to acquire Units from time to time. The Trustee will continue to make independent determinations regarding the voting, holding and disposition of the Units held by the Trust based in part, in his discretion, on the advice of Mr. Field. The

Field Group and the Trust disclaim beneficial ownership of the Units held by the other.

     As the sole general partner of Prussia Associates, LP and CLBW Associates, LP, Martin W. Field has sole voting and dispositive power over the Units reported herein as held by such partnerships.

     (c) Certain information regarding transactions in the Units effected by each of the Reporting Persons during the period from January 1, 1998 through March 5, 1998, is set forth in tabular form on Schedule 1 hereto, which is incorporated herein by reference. (Transactions in the Units effected by Martin
W. Field and Kathleen P. Field prior to October 17, 1997 were disclosed in a Statement on Schedule 13D dated October 17, 1997, filed by Martin W. Field, Kathleen P. Field, and Joseph Selig (the "October 1997 Report").) On October 15, 1997, the Trust purchased from Joseph Selig all of the Units then held by Mr. Selig. This transaction also was disclosed in the October 1997 Report.

     (d) No person other than the Fields and Jerome Sanzo (and his wife with respect to shares jointly held by her with Mr. Sanzo), as the owner or joint owners of Units, has the right and the power to direct the receipt of dividends or other distributions from, or the proceeds from the sale of, the Units reported herein as respectively beneficially owned by them directly.

     Each of Prussia Associates, LP and CLBW Associates, LP has the right to receive dividends or other distributions from, and the proceeds from the sale of, the Units reported herein as held by such partnership. Martin Field, as the sole general partner of each of Prussia Associates, LP and CLBW Associates, LP, has the power to direct the receipt of dividends or other distributions from, or the proceeds from the sale of, the Units reported herein as beneficially owned by such limited partnerships.

     The Trust has the sole right to receive and, acting through Mr. Broder in his capacity as sole trustee of the Trust, the sole power to direct the receipt of dividends or other distributions from, or the proceeds from the sale of the Units beneficially owned by the Trust.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
------    ---------------------------------------------------------------------
to Securities of the Issuer
---------------------------

     Except as described in Item 4 of this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any such securities, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits
------    --------------------------------

     No documents or other materials are required to be filed as exhibits to this Statement.


SIGNATURE
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.


Date:  March 5, 1998                /S/  MARTIN W. FIELD
                                    -------------------------------
                                    Martin W. Field


                                    /S/  KATHLEEN P. FIELD
                                    -------------------------------
                                    Kathleen P. Field


                                    /S/  JEROME S. SANZO
                                    -------------------------------
                                    Jerome S. Sanzo


                                    /S/  ROBERT M. BRODER, TRUSTEE
                                    -------------------------------
                                    Robert M. Broder, Trustee,
                                    The Field Family Trust

                                   SCHEDULE 1

                                       TO

                                  SCHEDULE 13D
                                  ------------

                       Transactions in the Issuer's Units
                          Effected by the Holders From
                   January 1, 1998 Through March 5, 1998 (1)


Martin W. Field and
  Kathleen P. Field
 -------------------

Date of Trans-            No. of    Type of    Price Per    Aggregate
    action                 Units     Trans.      Unit        Price (2)
--------------            ------    -------    ---------    ----------

Feb. 20, 1998              2,000     Purch.      $2.44       $4,874.00

Prussia Associates, LP
------------------------

Date of Trans-            No. of    Type of    Price Per    Aggregate
  action                  Units      Trans.      Unit        Price (2)
--------------            ------    -------    ---------    ----------

Jan. 22, 1998              3,500     Purch.      $2.38       $8,312.50

Jan. 28, 1998              2,500      Sale       $2.22      ($5,550.00)


CLBW Associates, LP
-------------------

Date of Trans-            No. of    Type of    Price Per    Aggregate
  action                  Units      Trans.      Unit        Price (2)
--------------            ------    -------    ---------    ----------

Jan. 15, 1998              9,500     Purch.      $2.14      $20,312.90

Jan. 23, 1998              7,000     Purch.      $2.23      $15,624.70

Jan. 28, 1998             20,500     Sale        $2.23     ($47,703.13)

The Field Family Trust
------------------------

Date of Trans-            No. of  Type of  Price Per  Aggregate
  action                  Units   Trans.   Unit       Price (2)
--------------            ------  -------  ---------  ----------

Jan. 20, 1998              7,000  Purch.    $2.28     $15,937.60

Jan. 21, 1998             10,000  Purch.    $2.39     $23,875.00

Jan. 28, 1998             24,000  Purch.    $2.22     $53,248.80

Feb. 3, 1998              14,000  Purch.    $2.32     $32,473.00

Feb. 6, 1998               4,500  Purch.    $2.25     $10,125.00

Feb. 11, 1998             10,000  Purch.    $2.26     $22,563.00

Feb. 12, 1998             10,000  Purch.    $2.27     $22,656.00

Feb. 17, 1998              7,000  Purch.    $2.30     $16,125.20

Feb. 18, 1998             10,000  Purch.    $2.38     $23,750.00

Feb. 18, 1998              8,000  Purch.    $2.54     $20,312.80

Feb. 19, 1998             17,900  Purch.    $2.63     $46,987.50

--------------
(1) Each transaction was effected from or through a broker-dealer in the over-the-counter market.

(2) Exclusive of brokerage commissions.